EXHIBIT 99.1

QuarterlyReport to Shareholders

TransCanada Reports Solid Second Quarter 2016 Financial Results
Transformational Columbia Acquisition to Enhance Future Growth

CALGARY, Alberta – July 28, 2016 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced net income attributable to common shares for second quarter 2016 of $365 million or $0.52 per share compared to $429 million or $0.60 per share for the same period in 2015. Comparable earnings for second quarter 2016 were $366 million or $0.52 per share compared to $397 million or $0.56 per share for the same period in 2015. TransCanada's Board of Directors also declared a quarterly dividend of $0.565 per common share for the quarter ending September 30, 2016, equivalent to $2.26 per common share on an annualized basis.
"Our portfolio of high-quality energy infrastructure assets continued to perform well during the second quarter of 2016," said Russ Girling, TransCanada's president and chief executive officer. "Net income was impacted by one-time dividend equivalent payments on the subscription receipts related to the acquisition of Columbia, while comparable earnings largely reflected planned maintenance activities at Bruce Power including an approximate once-a-decade station containment outage. With the addition of Columbia and Bruce Power's planned maintenance outages now largely complete, we expect to generate stronger results going forward."
On July 1, 2016, TransCanada completed the acquisition of Columbia Pipeline Group, Inc. (Columbia) valued at US$13 billion, comprised of a purchase price of approximately US$10.3 billion and Columbia debt of approximately US$2.7 billion. The subscription receipts issued in April to fund a portion of the Columbia acquisition were exchanged into common shares following closing.
“The Columbia acquisition reinforces TransCanada's position as a leading North American energy infrastructure company with an extensive pipeline network linking the continent's most prolific natural gas supply basins to its most attractive markets,” added Girling. “The Columbia assets are very complementary to our existing business and we expect significant synergies and growth in the years to come. Our industry-leading $25 billion portfolio of near-term capital projects builds upon a solid portfolio of stable and predictable pipeline and energy assets that together supports and may augment an expected eight to ten per cent annual dividend growth rate through 2020."
Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	Second quarter financial results
◦Net income attributable to common shares of $365 million or $0.52 per share
◦Comparable earnings of $366 million or $0.52 per share
◦Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.4 billion
◦Funds generated from operations of $831 million, including $109 million of dividend equivalent payments on the subscription receipts
◦Comparable distributable cash flow of $698 million or $0.99 per common share

•	Declared a quarterly dividend of $0.565 per common share for the quarter ending September 30, 2016

•	On July 1, 2016, we closed the acquisition of Columbia valued at US$13 billion comprised of a purchase price of approximately US$10.3 billion and Columbia debt of approximately US$2.7 billion

•	On July 4, 2016, exchanged 96.6 million subscription receipts into the same number of common shares

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Awarded a contract to construct the US$2.1 billion Sur de Texas to Tuxpan pipeline in Mexico, a joint venture with IEnova. TransCanada holds a 60 per cent interest in the joint venture and will operate the pipeline

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•	Announced reinstatement of issuance of common shares from treasury at a two per cent discount under TransCanada's Dividend Reinvestment Plan commencing with the dividends declared on July 27, 2016

•	Continued to advance the monetization of the Company's U.S. Northeast power assets and a minority interest in its Mexican pipeline business.

Net income attributable to common shares decreased by $64 million to $365 million or $0.52 per share for the three months ended June 30, 2016 compared to the same period last year. Second quarter 2016 included a charge of $113 million related to costs associated with the Columbia acquisition which were primarily related to the dividend equivalent payments on the subscription receipts, a net after-tax $10 million restructuring charge related to expected future losses under lease commitments, and $9 million after-tax related to Keystone XL maintenance and liquidation costs. All of these specific items are excluded from comparable earnings.
Comparable earnings for second quarter 2016 were $366 million or $0.52 per share compared to $397 million or $0.56 per share for the same period in 2015. Comparable earnings were lower in the period due to higher interest expenses as a result of debt issuances and lower capitalized interest, higher planned maintenance outage days at Bruce Power, lower volumes on the Keystone and Marketlink pipelines, and lower earnings from Western Power, partially offset by realized gains in 2016 versus realized losses in 2015 on derivatives used to manage our foreign exchange exposure, higher AFUDC on our rate-regulated projects, greater earnings from ANR due to higher transportation revenue and lower OM&A expenses, and higher earnings from U.S. Power mainly due to incremental earnings from Ironwood.
Notable recent developments include:
Corporate:

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Acquisition of Columbia Pipeline Group: On July 1, 2016, we closed the acquisition of Columbia valued at US$13 billion, comprised of a purchase price of approximately US$10.3 billion and Columbia debt of approximately US$2.7 billion. The acquisition was initially financed through proceeds of $4.4 billion from the sale of subscription receipts, bridge term loan credit facilities in the aggregate amount of US$6.9 billion and existing cash on hand. The sale of the subscription receipts was completed on April 1, 2016 through a public offering and following closing of the acquisition, were exchanged into 96.6 million TransCanada common shares. We are targeting US$250 million of annual cost, revenue and financing benefits over the next two years and expect the acquisition, net of financing and the planned asset monetizations, to be accretive to earnings per share in the first full year of ownership.

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Monetization of U.S. Northeast power assets and a minority interest in Mexican pipelines: The permanent financing for the acquisition of the Columbia Pipeline Group involves portfolio management that includes the monetization of our U.S. Northeast power assets and a minority interest in our Mexico gas pipeline business. The process of engaging advisors has been completed and the initial stages of soliciting interested parties is well underway. We expect to provide an update as to the outcome of that process by the end of 2016. Proceeds from these monetizations will be used to retire draws from the bridge loan facilities.

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Master Limited Partnership Strategy Review: On July 1, 2016, we announced that a financial advisor has been retained to assist us in developing a master limited partnership (MLP) strategy. A decision on the MLP strategy is expected to be communicated by the end of 2016.

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Dividend Declaration: Our Board of Directors declared a quarterly dividend of $0.565 per share for the quarter ending September 30, 2016 on TransCanada's outstanding common shares. The quarterly amount is equivalent to $2.26 per common share on an annualized basis.

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Dividend Reinvestment Plan: Reinstated issuance of common shares from treasury at a two per cent discount under TransCanada's Dividend Reinvestment Plan commencing with the dividends declared on July 27, 2016.

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Debt offerings: During the second quarter TransCanada issued $300 million of seven year medium term notes and $700 million of thirty year notes in Canada at interest rates of 3.69 per cent and 4.35 per cent,

EXHIBIT 99.1

respectively. In addition, ANR completed a private placement of US$240 million of ten year senior unsecured notes at a rate of 4.14 per cent in the United States.
Natural Gas Pipelines:

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NGTL System: In second quarter 2016, we placed approximately $450 million of facilities in service with another $400 million of facilities approved and currently under construction.  New long term delivery contracts on the NGTL System to the Alberta/BC border (Sundre Crossover project) will require construction of approximately $135 million in facilities not previously included in our 2018 Facilities program.  We are currently assessing additional demand requests. A re-evaluation of facility requirements to meet future aggregate system service requirements has been undertaken.  As a result, some changes in our spending profile are expected to occur to match revised facility in-service dates. The total estimated projected capital for the NGTL System remains at approximately $7.3 billion, including the Sundre Crossover project, and the North Montney and Merrick pipelines. We expect deferrals of approximately $225 million related to the 2016/17 Facilities program and $210 million related to the 2018 Facilities program with revised in-service dates from 2018 through 2020.

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Sur de Texas-Tuxpan Pipeline: On June 13, 2016, we announced that our joint venture with IEnova was chosen to build, own and operate the US$2.1 billion Sur de Texas-Tuxpan pipeline in Mexico. Construction of the pipeline is supported by a 25-year natural gas transportation service contract for 2.6 billion cubic feet per day with the Comisión Federal de Electricidad (CFE). TransCanada holds a 60 per cent interest in the joint venture and will operate the asset. We expect to invest approximately US$1.3 billion in the partnership to construct the 42-inch diameter, approximately 800-kilometre (km) (497-mile) pipeline and anticipate an in-service date of late 2018. The pipeline will start offshore in the Gulf of Mexico, at the border point near Brownsville, Texas and end in Tuxpan, Mexico, in the state of Veracruz. The pipeline will connect to TransCanada’s Tamazunchale and Tuxpan-Tula pipelines as well as with other transporters in the region.

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Tula-Villa de Reyes Pipeline: On April 11, 2016, we announced we were awarded the contract to build, own and operate the Tula-Villa de Reyes pipeline in Mexico. Construction of the pipeline is supported by a 25-year natural gas transportation service contract for 886 million cubic feet per day with the CFE. We expect to invest approximately US$550 million in a 36-inch diameter, 420-km (261-mile) pipeline with an anticipated in-service date of early 2018. The pipeline will begin in Tula, in the state of Hidalgo, and terminate in Villa de Reyes, in the state of San Luis Potosí, transporting natural gas to power generation facilities in the central region of the country. The project will interconnect with our Tamazunchale and Tuxpan-Tula pipelines as well as with other transporters in the region.

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ANR Section 4 Rate Case: In January 2016, ANR filed a Section 4 Rate Case with the Federal Energy Regulatory Commission (FERC) that requests an increase to ANR's maximum transportation rates. In February 2016, the FERC issued an order that accepted and suspended ANR’s rate and tariff changes to become effective August 1, 2016, subject to refund and the outcome of a hearing. In addition, in March 2016, the FERC established a procedural schedule for the hearing and appointed a settlement judge to assist the parties in their settlement negotiations. The hearing is currently scheduled for early February 2017.

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Coastal GasLink: On July 11, 2016, the LNG Canada joint venture participants announced a delay to their final investment decision for the proposed liquefied natural gas facility in Kitimat, BC.  At this time a future FID date has not been determined.  In light of this announcement, TransCanada is working with LNG Canada to determine the appropriate pacing of the Coastal GasLink development schedule and work activities.

Liquids Pipelines:

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Houston Lateral and Terminal: We commenced commercial transactions in July 2016 for August 2016 deliveries on the Houston Lateral pipeline and terminal, an extension from the Keystone Pipeline System to Houston, Texas. The terminal has an initial storage capacity of 700,000 barrels of crude oil.

EXHIBIT 99.1

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Energy East Pipeline: On May 17, 2016, we filed a consolidated application with the National Energy Board (NEB) for Energy East. On June 16, 2016, Energy East achieved a major milestone with the NEB determining the application sufficiently complete to initiate the formal regulatory review process. This determination of completeness marks the start of the mandated twenty one month NEB review process, which culminates in a formal recommendation to the Governor in Council (Federal Cabinet). The Governor in Council will then have six months to decide whether to approve the project and if so, on what conditions.

Energy:

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Bruce Power Financing: In second quarter 2016, Bruce Power issued bonds and borrowed under its bank credit facility as part of its financing program to fund its capital program and make distributions to its partners. Distributions received from Bruce Power in second quarter 2016 included $725 million from this financing program.

Teleconference and Webcast:
We will hold a teleconference and webcast on Thursday, July 28, 2016 to discuss our second quarter 2016 financial results. Russ Girling, TransCanada President and Chief Executive Officer, and Don Marchand, Executive Vice-President, Corporate Development and Chief Financial Officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 9 a.m. (MT) / 11 a.m. (ET).
Members of the investment community and other interested parties are invited to participate by calling 866.225.6564 or 416.340.2220 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on August 4, 2016. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 1967464.
The unaudited interim condensed Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's largest provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada owns or has interests in over 10,500 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles)  connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose.

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TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Quarterly Report to Shareholders dated July 27, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable EBITDA, comparable distributable cash flow, funds generated from operations, comparable earnings per share and comparable distributable cash flow per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated July 27, 2016.

TransCanada Media Enquiries:
Mark Cooper/Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
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403.920.7911 or 800.361.6522